Exhibit (h)(1)(v)

Transfer Agent and Shareholder Services Fee Letter

for

the Funds listed on Schedule A

each a series of

CRM Mutual Fund Trust

This Fee Letter (this “Fee Letter”) applies to the Services provided by Ultimus Fund Solutions, LLC (“Ultimus”) to CRM Mutual Fund Trust (the “Trust”) for the Funds listed on Schedule A (individually referred to herein as a “Fund” and collectively as the “Funds”) pursuant to that certain Master Services Agreement dated September 18, 2020, and the Transfer Agent and Shareholder Services Addendum dated September 18, 2020 (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement. This Fee Letter replaces the Transfer Agent and Shareholder Services Fee Letter dated June 14, 2023.

1.	Fees

1.1.	For the Transfer Agent and Shareholder Services provided under the Transfer Agent and Shareholder Services Addendum, Ultimus shall be entitled to receive a fee from the Trust, the Funds, or the Adviser (as hereinafter defined) on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, computed with respect to each Fund as follows:

Base Annual Fee
First Class	$15,000 per fund
Each Additional Class	$7,500 per class
Annual fee per open shareholder account:
Direct Accounts	$12.00 per account
NSCC Level 3 Accounts	$8.00 per account
IRA Maintenance Fee (if applicable)	Additional $12.00 per account
Annual fee per closed shareholder account	$4.00 per closed account
Web inquiry access (if applicable)
Initial set-up fee	$5,000
Annual fee	$22,500
Overall Activity Fee*	$0.50 per authentication
MARS 22c-2 Compliance Module Fees
Initial set-up Fee	Waived

Service fee (includes up to four (4) MARS Compliance Module user licenses and firm-level data cleaning for up to 50,000 trades per month and 40 GB of database storage)	$2,800 (monthly)
DTCC SDR Bi-directional Interface (if required)	$50.00 (monthly)
Merrill Lynch Compliance Data Interface (if required)	$200.00 (monthly)
MARS On-site Training (if required)	$2,500 per day (plus trainer’s travel and living expenses)
MARS Web-Ex Training (if required)	$250.00 per hour
Additional user acceptance testing (“UAT”) environments (if required)	$2,500 (one-time charge) plus maintenance and support fee of $2,500 per month for each additional UAT
Additional MARS Interfaces	$175.00 (monthly) per interface
Custom non-standard interfaces	$5,000 plus $175.00 per month per interface

Shareholder Fees**
Annual IRA Custodial Fee	$25.00
Removal of excess contribution or Roth conversion/recharacterization	$25.00
Outbound Wire	$15.00
Returned ACH/Bounced Check	$25.00
IRA Withdrawal Fee (transfer or redemption)	$25.00
Overnight Delivery	$35.00
Statement Retrieval Fee	$25.00

*	An authentication is generally required at initial login for each unique device and when making updates to security options.

**	Fee may be passed through to shareholders of the Fund(s).

The Base Annual Fee set forth in Section 1.1 of the Transfer Agent and Shareholder Services Fee Letter shall be waived for the first month of the Initial Term.

1.2.	The Trust, the Funds, or the Adviser agree to pay all fees within 30 days of receipt of each invoice. Ultimus retains the right to charge interest of 1.5% on any amounts that remain unpaid beyond such 30-day period. Acceptance of such late charge shall in no event constitute a waiver by Ultimus of the Trust’s, the Funds’, or the Adviser’s default or prevent Ultimus from exercising any other rights and remedies available to it.

2.	Out-Of-Pocket Expenses

To the extent not otherwise paid by shareholders, in addition to the above fees, the Trust, the Funds, or the Adviser will reimburse Ultimus or pay directly certain out-of-pocket expenses incurred on the Funds’ behalf, including, but not limited to, postage, confirmations, statements, printing, telephone lines, Internet access fees, bank service charges, stationery, envelopes, check printing and writing, AML verification, record retention, lost shareholder search, VRU maintenance and development Fund specific Fund/Serv and Networking costs, and other industry standard transfer agent expenses.

3.	Term

3.1.	Initial Term. This Fee Letter shall continue in effect until the expiration of the Master Services Agreement’s Initial Term (the “Initial Term”).

3.2.	Renewal Terms. After the Initial Term, this Fee Letter shall renew for successive one-year periods (each a “Renewal Term”) upon written agreement by the parties.

3.3.	Termination. Ultimus or the Trust may terminate the Agreement entirely or on behalf of a Fund as set forth in the Agreement. Any such termination shall be treated as a termination of this Fee Letter with respect to the Fund(s), in which case the Adviser shall be responsible for payment of any amounts required to be paid under the Agreement, including, without limitation, any applicable Early Termination Fee, any reimbursements for cash disbursements made by Ultimus and any fee for post-termination de-conversion or liquidation services.

3.4.	Early Termination. Any Early Termination under the Agreement with respect to a Fund shall subject the Fund to paying an “Early Termination Fee” equal to the fee amounts due to Ultimus through the end of the then-current term as calculated in this Fee Letter, including the repayment of any negotiated discounts provided by Ultimus during the then-current term.

3.5.	Liquidation. Upon termination of the Agreement with respect to a Fund due to the liquidation of the Trust or the Fund, Ultimus shall be entitled to collect from the Fund the amount of all of Ultimus’ cash disbursements reasonably made for services in connection with Ultimus’ activities in effecting such termination, including, without limitation, the delivery to the Trust or its designees of the Trust’s property, records, instruments, and documents, and a reasonable fee for post-termination liquidation services as mutually agreed to by Ultimus and the Trust.

5.	Amendment

The parties may only amend this Fee Letter by written amendment signed by all the parties.

The parties duly executed this Transfer Agent and Shareholder Services Fee Letter dated December 14, 2023.

CRM Mutual Fund Trust		Ultimus Fund Solutions, LLC

By:		By:
Name:	Stephen Gaeta	Name:	Gary Tenkman
Title:	Authorized Person	Title:	Chief Executive Officer